UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

PDL BioPharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69329Y104

(CUSIP Number)

Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69329Y104	Page	2	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,031,487

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		174, 841

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,031,487

WITH	10	SHARED DISPOSITIVE POWER

		174, 841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,206,328

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON

PN, IA

CUSIP No.	69329Y104	Page	3	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,031,487

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		174, 841

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,031,487

WITH	10	SHARED DISPOSITIVE POWER

		174, 841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,206,328

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON

CO, HC

CUSIP No.	69329Y104	Page	4	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,031,487

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		174, 841

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,031,487

WITH	10	SHARED DISPOSITIVE POWER

		174, 841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,206,328

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	69329Y104	Page	5	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Distressed Opportunities, Inc. (1) 20-5423854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON

CO

(1)
The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Distressed Opportunities, Inc. The Reporting Person expressly disclaims membership in a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	6	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Funds I, on behalf of its Highland Equity Opportunities Fund series (1) 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%

14	TYPE OF REPORTING PERSON

OO

(1)
The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	7	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES		0

	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		143,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		143,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,041

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	69329Y104	Page	8	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		143,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		143,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,041

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

PN/HC

This Amendment No. 3 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on October 29, 2007, and amended on December 12, 2007 and December 18, 2007 (as amended, the “ Schedule 13D ”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The Reporting Persons have acquired an aggregate of 8,031,487 shares of Common Stock (the “ Shares ”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $192,634,969 with a combination of funds from accounts managed by Highland Capital.

Item 5. Interest in Securities of the Issuer.

Sections (b), (d) and (e) of Item 5 remain unchanged.

Section (a) of Item 5 is amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page(s). (1)

Section (c) of Item 5 is amended and restated in its entirety as follows:

(c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5.

Transaction Date	Reporting Person	Number of Shares Acquired	Number of Shares Disposed	Price Per Share ($)	Description of Transaction
07/23/2008	Highland Capital		881,835	$11.0732	Open Market
07/24/2008	Highland Capital		633,776	$10.7327	Open Market

(1)	The percentage calculation is based on 119,308,001 shares of Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on May 12, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2008

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Multi-Strategy Master Fund, L.P

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Funds I, on behalf of its Highland Equity Opportunities Fund series

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Distressed Opportunities Fund, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero

/s/ James D. Dondero